Mail Stop 3561

November 8, 2006

Jeffrey S. Osman, President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17401

> **Re: The York Water Company**
> **Registration Statement on Form S-3**
> **Filed October 10, 2006**
> **File No. 333-137932**
> **Form 10-K for the Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 0-00690**

Dear Mr. Osman:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Incorporation of Certain Documents by Reference, page 25

1. Please revise to incorporate by reference the Form 8-K that was filed on October 11, 2006. Please consider including the language discussed in Telephone Interpretation H.69, Securities Act Section, Manual of Publicly Available Telephone Interpretations (July 1997).

Form 10-K for the Year Ended December 31, 2005

Signatures, page 15

2. Please note that the report must be signed by your principal accounting officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of General Instruction D to Form 10-K. Please tell us if your chief financial officer also serves as your principal accounting officer. If so, in future filings please indicate each capacity in which he or she signs the report. If not, please file an amendment containing the signature of your principal accounting officer.

Exhibit 13

Critical Accounting Policies, page 9

3. In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and statements of income for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or statements of income, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. See SEC Release No. 33-8350.

Contributions in Aid of Construction, page 22

4. Please tell us, and in future filings disclose in further detail, your accounting policy for contributions in aid of construction. Please tell us how contributions in aid of construction impact your rate base and, if applicable, how this balance is removed from the balance sheet.

Exhibits 31.1 and 31.2

5. We note that you replace the word "report" with the words "annual report" in paragraphs 2, 3, 4(a), and 4(d) of Exhibits 31.1 and 31.2. Also, we note in paragraph 4(d), you omit the language: "…(the registrant's fourth fiscal quarter in the case of an

annual report).” In future filings, please revise your certifications to include the exact language as set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Brian C. Miner, Esq.
	Morgan, Lewis & Bockius LLP
	Via Facsimile